Exhibit 4.39

PROMISSORY NOTE

$ 5,000	December 17, 2024

VALUE RECEIVED, the undersigned, Ludwig Enterprises, Inc, a Nevada corporation whose address is 8950 SW 74th Ct, Ste 2201-A149, Miami, FL 33156 ("Maker") agrees to pay to the order of Jose Antonio Reyes , a(n) US Citizen whose address is 840 Calafut Ct, Oviedo FL ("Holder"), the principal sum of five thousand dollars and 00/100 ($ 5000.00 .00) Dollars with interest at the rate of eight (8%) percent per annum. The principal and interest shall be repaid in full on or before March 31, 2025 to be paid in lawful money of the United States 840 Calafut Ct. Oviedo, FL 32765 or at such other place as Holder may designate.

Maker hereby waives presentment, demand, notice, protest, the benefit of any homestead exemption law of any state and all other formalities in connection with the delivery, acceptance, performance or enforcement of this Note. Any failure by Holder to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any other time or times. The waiver by Holder of a breach or default of any provision of this Note shall not operate or be construed as a waiver of any subsequent breach or default thereof.

If Maker fails to make the payment required hereunder and such failure to pay continues for a fifteen (15) day period after the payment is due, it shall constitute a default under this Note. Upon the occurrence of any default under this Note, Holder shall provide written notice to Maker of such default. If Maker fails to cure such default within ten (10) days after receipt of Holder's notice, the entire balance of this Note shall be immediately due and payable. In the event that Maker defaults under the terms of this Note, Holder shall have the right to renegotiate the terms of this Note.

This Note shall be binding upon, and inure to the benefit of Maker, Holder and their respective successors and assigns. This Note shall be construed and governed by the laws of the State of Florida. The provisions of this Note are severable and the invalidity or unenforceability of any provision shall not alter or impair the remaining provisions of this Note. In the event, that Maker defaults on the terms of this Note, Maker shall pay all legal fees incurred by Holder as a result of such default.

Ludwig Enterprises, Inc.

By:	/s/Scott Silverman
Name:	Scott Silverman
Title:	CFO

Signature:	/s/ Jose Antonio Reyes
Email: